Exhibit 21.1

List of Subsidiaries of Sanchez Production Partners LP

Name	Jurisdiction of Organization
CEP Mid-Continent LLC	Delaware
CEP Services Company, Inc.	Delaware
Northeast Shelf Energy, L.L.C.	Oklahoma
Mid-Continent Oilfield Supply, L.L.C.	Oklahoma
SEP Holdings IV, LLC	Delaware
Catarina Midstream, LLC	Delaware

*The names of certain indirectly owned subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary pursuant to Rule 1-02(W) of Regulation S-X.